SCHEDULE A

The name, present principal occupation, and citizenship of each investment committee member of Capital World Investors is set forth below. The business address of each person listed below is Capital World Investors, 333 South Hope Street, 55th Floor, Los Angeles, CA 90071.

INVESTMENT COMMITTEE MEMBERS OF CAPITAL WORLD INVESTORS

Name	Present Principal Occupation	Citizenship
Paul R. Benjamin	Partner – Capital World Investors	United States
Alan N. Berro	Partner – Capital World Investors	United States
Michael Cohen	Partner – Capital World Investors	United Kingdom
Tomoko N. Fortune	Partner – Capital World Investors	United States
Leo K. Hee	Partner – Capital World Investors	Malaysia
Lara Pellini	Partner – Capital World Investors	Italy
Timothy J. Moon	Vice President and Senior Counsel, Legal and Compliance Group, Capital Research and Management Company	United States
Andrei M. Muresianu	Partner – Capital World Investors	United States
Diana Wagner	Partner – Capital World Investors	United States